Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 22, 2011

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Hexion U.S. Finance Corp.

Hexion Nova Scotia Finance, ULC

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Momentive Specialty Chemicals, Inc. (the “Company”), we are transmitting for filing with the Securities and Exchange Commission in electronic form the Registration Statement on Form S-1 (the “Registration Statement”) for Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC (the “Issuers”), each of which is a wholly-owned subsidiary of the Company, relating to the registration under the Securities Act of 1933, as amended, of certain of the Issuers’ 9.00% Second-Priority Senior Secured Notes due 2020 and the related guarantees (including the Company guarantee) that may be offered from time to time by the selling security holder, as described therein, of the Issuers.

The filing fee in respect of the Registration Statement has been paid.

Should you have any questions regarding the Registration Statement, please feel free to contact David S. Huntington at (212) 373-3124 or dhuntington@paulweiss.com or the undersigned at (212) 373-3226 or dsobel@paulweiss.com.

Very truly yours,

/s/ David E. Sobel

David E. Sobel

cc:	Douglas A. Johns, General Counsel

douglas.johns@momentive.com

Momentive Specialty Chemicals, Inc.

David S. Huntington, Partner

dhuntington@paulweiss.com

Paul, Weiss, Rifkind, Wharton & Garrison LLP